Exhibit (a)(1)(D)

[Letterhead of CytoDyn Inc.]

August 24, 2015

To the Holders of Eligible Securities:

This letter is to inform you, as holders of Convertible Promissory Notes (the “Eligible Notes”) and Warrants to Purchase Common Stock (the “Eligible Warrants”) issued between April 30, 2015 and May 15, 2015 (collectively, the “Eligible Securities”), that we are offering to exchange your Eligible Notes for:

(i)	the issuance of restricted shares of our common stock, no par value (the “Common Stock”), for the settlement of the balance of the Eligible Notes (principal plus accrued interest through the expiration date of this Offer, which we currently expect to be September 21, 2015) at a price of $0.675 per share (the “Offer Price”), and

(ii)	the amendment of the Eligible Warrants to reduce the exercise price of the Eligible Warrants to the Offer Price of $0.675 per share.

The Offer Price represents a 10.0% discount to $0.75, which is the current conversion price of the Eligible Notes and current exercise price of the Eligible Warrants.

We are making this exchange offer to settle the balances of the Eligible Notes and give the holders of the Eligible Securities an opportunity to obtain shares of our Common Stock at a discount to the current conversion price and exercise price of the Eligible Securities. The principal and interest for Eligible Notes that are not exchanged in this exchange offer, or otherwise converted pursuant to their terms, will become due and payable between October 30, 2015 and November 15, 2015, six months from their date of issuance. In order to repay the Eligible Notes on maturity, we will need to raise additional capital, which may not be available at that time. The exchange offer permits us to relieve some of our outstanding debt and improve our capital structure as we seek to raise additional financing in the near term to finance our operations.

To participate in the exchange offer, we must receive your properly completed Election Form prior to the expiration of the exchange offer, which is currently expected to occur at 11:59 P.M. (Eastern time) on September 21, 2015, unless extended by us (the “Expiration Date”). You must also return your Eligible Note (or an Affidavit of Lost Note and Indemnification Agreement, a form of which is attached to the Election Form) to us for cancellation. At any time prior to the Expiration Date, you may withdraw your election to participate properly submitting a Withdrawal Form to us, in which case your Eligible Notes will be returned promptly to you.

The enclosed Offering Memorandum, together with the Election Form and the Withdrawal Form, provide information regarding the exchange offer and instructions as to how you can participate. You should read all of the materials carefully before you decide whether to tender any of your Eligible Securities for exchange.

Thank you for your time in reviewing this request.

Sincerely,

/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer